April 9, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Opulent Acquisition, Inc.

Response to Staff Letter March 18, 2015

Form 10-12G

Filed February 19, 2015

File No. 000-55378

To the men and women of the SEC:

On behalf of Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 18, 2015 addressed to Mr. Jeffrey DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its 10-12G on February 19, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Item 1. Business, page 3 (b) Business of Issuer

1. In the third paragraph of this section, you state that there are different situations for private companies which may make a reverse merger more attractive to an operating private company than filing its own Form 10. Please expand your disclosure to state that if a public shell company consummates a reverse merger with a private operating company, the company will be required to file a Form 8-K within four days of the transaction and that the Form 8-K will need to include audited financial statements of the private operating company and pro forma financial statements giving effect to the business combination.

COMPANY RESPONSE

The above has been added on page 3.

2. Please disclose whether the company may merge with or acquire another company in which the promoters, management, or promoters’ or managements’ affiliates or associates, directly or indirectly, have an ownership interest. If the company’s corporate policy does not permit such related party transactions, please disclose the basis for such policy and whether your promoters and management are aware of any circumstances under which this corporate policy may change.

COMPANY RESPONSE

The following has been added to page 3: The company may merge with or acquire another company in which the promoters, management, or promoters’ or managements’ affiliates or associates, directly or indirectly, have an ownership interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

3. We note your disclosure in the second paragraph on page 8 which states that if the target business is financially unstable or in the early stages of development or growth, you will be subject to numerous risks inherent in such a business. Please expand your disclosure to describe these risks.

COMPANY RESPONSE

The following has been added on page 6: The risks we may face if the target business is financially unstable include but are not limited to difficulty in achieving future financing, continuing operations, bankruptcy, litigation, and increasing business operations on a limited or no budget.

4. Please state whether the registrant will pay cash finder’s fees and whether the registrant will issue securities as finder’s fees.

COMPANY RESPONSE

We have added the following on page 6: We the registrant will not pay a cash finder’s fee for the consummation of any business acquisition the Company makes pursuant to its current business plan. Additionally, at this time we do not plan to issue securities as a finder’s fee.

Item 5. Directors and Executive Officers, page 9

5. In the description of Mr. Jeffrey DeNunzio’s background, it states that he incorporated Form 10 blank check shell companies, Prosperity Acquisition, Inc. and Wealth Acquisition, Inc., in August of 2013. However, the table on page 10 states that the filing date of the registration statements for these companies was August 22, 2014. Please revise your disclosure to correct this apparent discrepancy.

COMPANY RESPONSE

The above discrepancy has been clarified as these Companies were incorporated in 2013.

Item 6. Executive Compensation, page 10

6. We note that the first paragraph of this section states that the board of directors (consisting solely of Mr. DeNunzio) valued the formation expenses and services at $2000 and issued 20,000,000 shares of restricted common stock as founder shares to Mr. DeNunzio. Please revise your disclosure to clarify whether Mr. DeNunzio loaned the company $2,000 to pay for the formation costs and whether the 20 million shares of common were issued to Mr. DeNunzio as repayment for the loan. In this regard we also note your disclosure under “Item 7. Certain Relationships and Related Transactions, and Director Independence,” which states, “Mr. DeNunzio has provided services to Opulent Acquisition, Inc. consisting of filing the charter corporate documents and preparing this registration statement. In exchange for these services he has been repaid in the form of 20,000,000 restricted shares of our common stock.”

COMPANY RESPONSE

We added the following to Item 6: The 20,000,000 shares were issued to Mr. DeNunzio in return for his capital contribution to the Company for formation costs and in exchange for developing the Company’s business concept and plan as well as the filing of this registration statement.

Additional note: To clarify Mr. DeNunzio made a capital contribution not a loan.

Item 13. Financial Statements and Supplementary Data Balance Sheet at November 30, 2014, page F-2

7. Please correct total liabilities and stockholder (deficit) to equal total assets.

COMPANY RESPONSE

The above has been amended. Additionally, we have updated the financial statements to include the three months ended February 28, 2015.

Other Comment

8. Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the preceding issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

COMPANY RESPONSE

We acknowledge that our registration statement will become effective automatically 60 days from the date that we filed it and that you we then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934.

Date: April 9, 2015

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

President & CEO